SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RESOLUTE ENERGY CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

76116A108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California  94941
(415) 383-6600

with a copy to:
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California  90067-1725
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 8, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SPO Partners II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 18,685,435 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 18,685,435 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,685,435
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14. TYPE OF REPORTING PERSON PN

(1)	Of these shares, there are 10,515,910 shares of Common Stock and warrants covering 8,169,525 shares of Common Stock issuable upon conversion.

(2)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 18,685,435 (1) (2) (3)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 18,685,435 (1) (2) (3)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,685,435
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14. TYPE OF REPORTING PERSON PN

(1)	Of these shares, there are 10,515,910 shares of Common Stock and warrants covering 8,169,525 shares of Common Stock issuable upon conversion.

(2)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(3)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON San Francisco Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 647,753 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 647,753 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,753
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14. TYPE OF REPORTING PERSON PN

(1)	Of these shares, there are 368,000 shares of Common Stock and warrants covering 279,753 shares of Common Stock issuable upon conversion.

(2)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 647,753 (1) (2) (3)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 647,753 (1) (2) (3)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,753
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14. TYPE OF REPORTING PERSON PN

(1)	Of these shares, there are 368,000 shares of Common Stock and warrants covering 279,753 shares of Common Stock issuable upon conversion.

(2)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(3)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON SPO Advisory Corp.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 19,333,188 (1) (2) (3)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 19,333,188 (1) (2) (3)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,333,188
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14. TYPE OF REPORTING PERSON CO

(1)	Of these shares, there are 10,883,910 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(2)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 10,515,910 shares of Common Stock and warrants covering 8,169,525 shares of Common Stock issuable upon conversion; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 368,000 shares of Common Stock and warrants covering 279,753 shares of Common Stock issuable upon conversion.

(3)	Power is exercised through its two controlling persons, John H. Scully and Edward H. McDermott.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON John H. Scully
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF and Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 15,013 (1) (2)
8. SHARED VOTING POWER 19,333,188 (3) (4)
9. SOLE DISPOSITIVE POWER 15,013 (1) (2)
10. SHARED DISPOSITIVE POWER 19,333,188 (3) (4)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,348,201
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14. TYPE OF REPORTING PERSON IN

(1)	Of these shares, there are 14,200 shares of Common Stock and warrants covering 813 shares of Common Stock issuable upon conversion.

(2)
Of these shares, 5,913 shares of Common Stock are held in the John H. Scully Individual Retirement Account, which is self-directed, and 9,100 shares of Common Stock may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(3)	Of these shares, there are 10,883,910 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(4)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON Edward H. McDermott
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF and Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,522 (1) (2)
8. SHARED VOTING POWER 19,333,188 (3) (4)
9. SOLE DISPOSITIVE POWER 1,522 (1) (2)
10. SHARED DISPOSITIVE POWER 19,333,188 (3) (4)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,334,710
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14. TYPE OF REPORTING PERSON IN

(1)	Of these shares, there are 900 shares of Common Stock and warrants covering 622 shares of Common Stock issuable upon conversion.

(2)	These shares are held in the Edward H. McDermott Individual Retirement Account, which is self directed.

(3)	Of these shares, there are 10,883,910 shares of Common Stock and warrants covering 8,449,278 shares of Common Stock issuable upon conversion.

(4)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of two controlling persons of SPO Advisory Corp.

CUSIP No. 76116A108

1. NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 9,100 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 9,100 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,100
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14. TYPE OF REPORTING PERSON CO

**	Denotes less than

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

This Amendment No. 2 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 5, 2009 and as amended on October 29, 2009. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2.                      IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a)  The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Edward H. McDermott (“EHM”) and Phoebe Snow Foundation, Inc., a California corporation (“PSF”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, EHM and PSF are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The Original 13D, as amended, listed William E. Oberndorf (“WEO”) and William J. Patterson (“WJP”) as “Reporting Persons.” As of March 31, 2012, WEO was no longer a controlling person of SPO Advisory Corp. As a result, WEO is no longer a “Reporting Person” for all purposes under this Amendment and the Original 13D. WJP passed away on September 24, 2010. As a result, WJP is no longer a “Reporting Person” for all purposes under this Amendment and the Original 13D.

All references to WEO and WJP in Item 2(b)-(c) are hereby deleted in their entirety.

Item 2(b)-(c) is hereby amended and supplemented by adding the following paragraph at the end thereof:

PSF

PSF is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity. The principal business address of PSF, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, the sole director, executive officer and controlling person of PSF, is set forth herein.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$108,957,311
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$3,803,799
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds (1)	$47,607
EHM	Not Applicable and Personal Funds (1)	$9,225
PSF	Contributions from shareholders	$77,937

(1)
As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

Page11 of 19
ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Percentage interest calculations for each Reporting Person are based upon the Issuer having 61,871,150 total outstanding shares of Common Stock as of April 30, 2012, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2012 and assumes the conversion of 8,450,713 Warrants convertible into Common Stock for a total of 70,321,863.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,685,435 Shares, which constitutes approximately 26.6% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of  18,685,435 Shares, which constitutes approximately 26.6% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 647,753 Shares, which constitutes approximately 0.9% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 647,753 Shares, which constitutes approximately 0.9% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 19,333,188 Shares in the aggregate, which constitutes approximately 27.5% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp. and the controlling person, sole director and executive officer of PSF, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 19,348,201 Shares in the aggregate, which constitutes approximately 27.5% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 19,334,710 Shares in the aggregate, which constitutes approximately 27.5% of the outstanding Shares.

        PSF

The aggregate number of shares that PSF owns beneficially, pursuant to Rule 13d-3 of the Act, is 9,100 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)  SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,685,435 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of  18,685,435 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 647,753 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 647,753 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of  19,333,188 Shares in the aggregate.

JHS

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM to vote or to direct the vote and to dispose or to direct the disposition of 19,333,188 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,913 Shares held in JHS’s Individual Retirement Account, which is self directed, and 9,100 Shares held by PSF, for which JHS is the controlling person, sole director and executive officer.

EHM

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS to vote or to direct the vote and to dispose or to direct the disposition of  19,333,188 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,522 Shares held in EHM’s Individual Retirement Account, which is self directed.

        PSF

Acting through its controlling person, PSF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,100 Shares.

(c)  Since the most recent filing on Schedule 13D, the Reporting Persons acquired shares through open market purchases as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:                      Agreement pursuant to Rule 13d-1 (k)

Exhibit B:                      Power of Attorney (previously filed)

Exhibit C:              Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2012
By:       /s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
EDWARD H. MCDERMOTT (1)
PHOEBE SNOW FOUNDATION, INC. (2)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.
(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this entity is filed as Exhibit C.

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock W = Warrants	Number of Shares	Weighted Average1 Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	05/25/12	Buy	CS	153,200	8.412	Open Market/Broker
San Francisco Partners, L.P.	05/25/12	Buy	CS	6,100	8.412	Open Market/Broker
John H. Scully IRA	05/25/12	Buy	CS	300	8.412	Open Market/Broker
Phoebe Snow Foundation, Inc.	05/25/12	Buy	CS	1,400	8.412	Open Market/Broker
SPO Partners II, L.P.	05/29/12	Buy	CS	43,700	8.753	Open Market/Broker
San Francisco Partners, L.P.	05/29/12	Buy	CS	1,800	8.753	Open Market/Broker
John H. Scully IRA	05/29/12	Buy	CS	100	8.753	Open Market/Broker
Phoebe Snow Foundation, Inc.	05/29/12	Buy	CS	400	8.753	Open Market/Broker
SPO Partners II, L.P.	05/30/12	Buy	CS	332,900	8.624	Open Market/Broker
San Francisco Partners, L.P.	05/30/12	Buy	CS	13,300	8.624	Open Market/Broker
John H. Scully IRA	05/30/12	Buy	CS	700	8.624	Open Market/Broker
Edward H. McDermott IRA	05/30/12	Buy	CS	100	8.624	Open Market/Broker
Phoebe Snow Foundation, Inc.	05/30/12	Buy	CS	3,000	8.624	Open Market/Broker
SPO Partners II, L.P.	05/31/12	Buy	CS	47,600	8.575	Open Market/Broker
San Francisco Partners, L.P.	05/31/12	Buy	CS	1,900	8.575	Open Market/Broker
John H. Scully IRA	05/31/12	Buy	CS	100	8.575	Open Market/Broker
Phoebe Snow Foundation, Inc.	05/31/12	Buy	CS	400	8.575	Open Market/Broker
SPO Partners II, L.P.	06/01/12	Buy	CS	120,100	8.426	Open Market/Broker
San Francisco Partners, L.P.	06/01/12	Buy	CS	4,800	8.426	Open Market/Broker
John H. Scully IRA	06/01/12	Buy	CS	200	8.426	Open Market/Broker
Phoebe Snow Foundation, Inc.	06/01/12	Buy	CS	1,100	8.426	Open Market/Broker
SPO Partners II, L.P.	06/04/12	Buy	CS	67,200	8.347	Open Market/Broker
San Francisco Partners, L.P.	06/04/12	Buy	CS	2,700	8.347	Open Market/Broker
John H. Scully IRA	06/04/12	Buy	CS	100	8.347	Open Market/Broker
Phoebe Snow Foundation, Inc.	06/04/12	Buy	CS	600	8.347	Open Market/Broker
SPO Partners II, L.P.	06/08/12	Buy	CS	95,100	8.728	Open Market/Broker
San Francisco Partners, L.P.	06/08/12	Buy	CS	3,800	8.728	Open Market/Broker

_________________________________

1 The prices listed below represent the weighted average prices at which the amount of shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).
2 The range of prices for these purchases was $8.35 – $8.51.
3 The range of prices for these purchases was $8.71 – $8.75.
4 The range of prices for these purchases was $8.55 – $8.69.
5 The range of prices for these purchases was $8.42 – $8.75.
6 The range of prices for these purchases was $8.32 – $8.47.
7 The range of prices for these purchases was $8.17 – $8.46.
8 The range of prices for these purchases was $8.64 – $8.75.

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock W = Warrants	Number of Shares	Weighted Average1 Price Per Share $	Where/How Transaction Effected
John H. Scully IRA	06/08/12	Buy	CS	200	8.728	Open Market/Broker
Phoebe Snow Foundation, Inc.	06/08/12	Buy	CS	900	8.728	Open Market/Broker
SPO Partners II, L.P.	06/11/12	Buy	CS	142,700	8.669	Open Market/Broker
San Francisco Partners, L.P.	06/11/12	Buy	CS	5,700	8.669	Open Market/Broker
John H. Scully IRA	06/11/12	Buy	CS	300	8.669	Open Market/Broker
Phoebe Snow Foundation, Inc.	06/11/12	Buy	CS	1,300	8.669	Open Market/Broker

_________________________________

1 The prices listed below represent the weighted average prices at which the amount of shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).
2 The range of prices for these purchases was $8.35 – $8.51.
3 The range of prices for these purchases was $8.71 – $8.75.
4 The range of prices for these purchases was $8.55 – $8.69.
5 The range of prices for these purchases was $8.42 – $8.75.
6 The range of prices for these purchases was $8.32 – $8.47.
7 The range of prices for these purchases was $8.17 – $8.46.
8 The range of prices for these purchases was $8.64 – $8.75.
9 The range of prices for these purchases was $8.56 – $8.75.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1 (k)
B	Power of Attorney (previously filed)
C	Power of Attorney